UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13-2(a)
Torch Energy Royalty Trust

(Name of Issuer)
Units of Beneficial Interest

(Title of Class of Securities)
891013104

(CUSIP Number)
Douglas C. Neff, 19800 MacArthur Boulevard, Suite 700, Irvine, California 92612, (949)851-2121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 16, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(continued on following pages)
(Page 1 of 5 Pages)

CUSIP No. 891013104	SCHEDULE 13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FAIRCHILD ENERGY INVESTMENT CO. LLC 20-8179930

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 891013104	SCHEDULE 13D	Page 3 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DOUGLAS C. NEFF

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

CUSIP No. 891013104	SCHEDULE 13D	Page 4 of 5

     This Amendment No. 3 to Schedule 13D (“Amendment”) amends Amendment No. 2 to Schedule 13D filed on June 11, 2007 by Fairchild Energy Investment Co. LLC (“Fairchild”) and Douglas C. Neff (each, a “Reporting Person” and, collectively, the “Reporting Persons”).
     All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D filed on January 25, 2007.
Item 2. Identity and Background
     Item 2 is amended to reflect the following:
     As of the date of this filling, the Reporting Persons do not beneficially own any Units.
Item 5. Interest in Securities of the Issuer.
     Item 5 is amended to reflect the following:
     (a) - (b) As of the date of this filing, the Reporting Persons do not beneficially own any Units.
     (c) On October 16, 2007, Fairchild sold 887,500 Units on the open market at a per Unit price of $11.25 for an aggregate price of $9,984,375.00. This was the only transaction with respect to Units effected in the past sixty (60) days by any of the Reporting Persons inclusive of any transaction effected as of 5:30 p.m. Standard Eastern Time, on October 16, 2007.
     (e) The Reporting Persons ceased to beneficially own more than 5% of the outstanding Units on October 16, 2007. As of the date of this filing, the Reporting Persons do not beneficially own any Units.

CUSIP No. 891013104	SCHEDULE 13D	Page 5 of 5

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2007	FAIRCHILD ENERGY INVESTMENT CO. LLC
	By:	/s/ Douglas C. Neff
		Name:	Douglas C. Neff
		Title:	Manager

/s/ Douglas C. Neff
DOUGLAS C. NEFF